On March 30, 2004, Cohen McCurdy, Ltd. ("Cohen") was
 selected to replace McCurdy & Associates CPA's, Inc.
("McCurdy") as the Portfolios' independent auditor for the 2004 fiscal year. The Trust's selection of Cohen was approved by both the Audit Committee and the Board of Trustees.

McCurdy's report on the Portfolios' financial statements as of September 26, 2003 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. At the financial statements' date and through the date of engagement of Cohen, there were no disagreements between the Portfolios and McCurdy on any matter of accounting principles or practices, financial disclosure, or auditing scope or procedures, that, if not resolved to the satisfaction of McCurdy, would have caused it to make reference to the subject matter of the disagreement in connection with the reports on the financial statements for such year.

McCurdy & Associates CPA's, Inc.